RECD S.E.C.
MAY 22 2002
1086

02037195

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated May 21, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

0-16107
~~333-72082~~
(SEC File Number, if Available)

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 21, 2002.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 21, 2002
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2002-6)
(Exact name of registrant as specified in charter)

Delaware	333-72082	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

12855 North Outer Forty Drive, St. Louis, Missouri	63141
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (314) 851-1467

(Former name, former address and former fiscal year, if changed since last report.)

Item 5. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2002-6

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Credit Suisse First Boston Corporation that are required to be filed pursuant to such letters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: /s/Howard Darmstadter
Howard Darmstadter
Assistant Secretary

Dated: May 21, 2002

EXHIBIT INDEX

Exhibit No.		Page No.
I	Computational Materials/Structural Term Sheets prepared by Credit Suisse First Boston Corporation	5

CREDIT SUISSE | FIRST BOSTON

CMSI 2002-6 (PRELIMINARY)

GROUP 1

Senior Principal Waterfall

1. Pay IA4 its priority amount.
2. Pay the IA1 and IA5, as follows, until the IA1 is retired.
    a. Pay 75.2386334791% to IA1 until retired.
    b. Pay 24.7613665209% to IA5.
3. Pay IA5 until retired.
4. Pay until the IA3 is retired as follows.
    a. Pay 80.8402202097% as follows.
        i. Pay 79.6537060774% to IA2 until retired.
        ii. Pay 5.0865734806% to the IA14 and IA15, sequentially, until both are retired.
        iii. Pay 15.2597204419% to the IA11, IA12 and IA13, sequentially, until all are retired.
        iv. Pay IA3.
    b. Pay 19.1597797903% to the IA6, IA7, IA8, IA9 and IA10, sequentially, until all are retired.
5. Pay IA4 until retired.

Notes

- **Collateral** – 30 yr Jumbo A.
- **Pricing Speed** – 275 PSA.
- **Passthru Rate** – 6.50%
- **WAC IO** – Yes.
- **WAC PO** – Yes, IAPO.
- **NAS Bonds** – IA4, Standard NAS bond. 5 yrs of hard lockout. Will step into senior roll once all other seniors are retired.
- **IO Bonds** – None.
- **PO Bonds** – None.
- **PAC Bonds** – None.
- **TAC Bonds** – None.
- **Z Bonds** – None.
- **Floater Bonds** – None.
- **Inverse Floater Bonds** – None.
- **Component Bonds** – None.
- **MBIA** – MBIA will be wrapping the IA6 – IA10, IA11 – IA15. MBIA language should be included in the prospectus. The premium will be paid upfront. It will **NOT** be taken out of Available Funds.
- **AAA Mezzanine Bond** – None as of yet.
- **Thousand Dollar Denom** – IA2, IA3, IA6 – IA15.
- **Death Put, Living Put, Lottery** – None.

CMO Desk

Deal Summary Report — CMSI02-6G1AR4 30 year 6.5's

Date:04/22/2002 09:43:51
Closing Date: 5/31/2002
First Pay: 6/25/2002

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 275 PSA
WAC:7.03 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price ‡	Description	Cap	Mult
A1	134,511,000.00	6.50000	6/02- 5/08	3.04		0.00						
A5	74,282,000.00	6.50000	6/02-11/08	3.46		0.00				"Combined: WALLYBACK PRO		
A2	39,149,000.00	6.50000	11/08-10/15	9.00		0.00						
A14	1,600,000.00	7.25000	11/08-11/11	7.76		0.00						
A15	900,000.00	7.25000	11/11-10/15	11.20		0.00						
A11	2,750,000.00	6.25000	11/08- 4/10	7.13		0.00						
A12	2,750,000.00	6.25000	4/10- 8/12	8.93		0.00						
A13	2,000,000.00	6.25000	8/12-10/15	11.67		0.00						
A3	14,140,000.00	6.50000	10/15- 3/32	17.59		29.86						
A6	2,850,000.00	6.50000	11/08- 9/09	6.90		0.00						
A7	2,850,000.00	6.50000	9/09-11/10	7.89		0.00						
A8	2,850,000.00	6.50000	11/10- 8/12	9.31		0.00						
A9	2,850,000.00	6.50000	8/12- 6/15	11.53		0.00						
A10	3,600,000.00	6.50000	6/15- 3/32	17.29		0.00						
A4	31,898,000.00	6.50000	6/07- 3/32	11.31		9.86						
Sub	9,020,000.00	6.50000	6/02- 3/32	10.80		9.86				"Sub. Bond, 2.75 percen		

Tot: 16 328,000,000 6.50000 6.04

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	328.000	6.500	PSA 275	358	2	1776.667	7.030

1 328.000 6.5000 358.0 2.0 1776.667

Yield Curve

Yr	1.99	4.61	9.86	29.86
Yld	3.401	4.547	5.191	5.661

Indices (* = curve)

1ML
5.375*

CMO Desk **Yields Given Prices Report** **CMSI02-6G1AR4 30 year 6.5's**

User ID: lliu5 Deals Directory: /home/lliu5/intexdeals Date: 04/19/2002 16:19:02

Bond: A14 Balance: 1,600,000 Coupon: 7.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2002
Settlement Date: 5/31/2002 WHOLE 30 year WAC: 7.03 WAM: 358.00

Months 480	PSA 150	PSA 175	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 800	PSA 1000	PSA 1600
101-20	7.113	7.092	7.070	7.020	6.994	6.968	6.701	6.554	6.425	6.116
101-24	7.098	7.077	7.053	7.000	6.973	6.945	6.663	6.507	6.371	6.044
101-28	7.084	7.061	7.036	6.981	6.952	6.923	6.625	6.460	6.317	5.972
102- 0	7.070	7.046	7.020	6.961	6.931	6.900	6.587	6.414	6.263	5.900
102- 4	7.055	7.030	7.003	6.942	6.909	6.878	6.548	6.367	6.209	5.828
102- 8	7.041	7.015	6.986	6.922	6.888	6.855	6.511	6.321	6.155	5.757
102-12	7.027	7.000	6.970	6.902	6.867	6.832	6.473	6.275	6.101	5.685
102-16	7.013	6.984	6.953	6.883	6.846	6.810	6.435	6.228	6.048	5.614
102-20	6.999	6.969	6.936	6.863	6.825	6.788	6.397	6.182	5.994	5.543
102-24	6.985	6.954	6.920	6.844	6.804	6.765	6.359	6.136	5.941	5.471
102-28	6.970	6.938	6.903	6.825	6.783	6.743	6.322	6.090	5.887	5.401
103- 0	6.956	6.923	6.887	6.805	6.763	6.720	6.284	6.044	5.834	5.330
103- 4	6.942	6.908	6.870	6.786	6.742	6.698	6.246	5.998	5.781	5.259
103- 8	6.928	6.893	6.854	6.767	6.721	6.676	6.209	5.952	5.728	5.188
103-12	6.914	6.878	6.837	6.747	6.700	6.653	6.171	5.906	5.674	5.118
103-16	6.900	6.862	6.821	6.728	6.679	6.631	6.134	5.861	5.621	5.047
103-20	6.886	6.847	6.804	6.709	6.659	6.609	6.097	5.815	5.569	4.977
103-24	6.872	6.832	6.788	6.690	6.638	6.587	6.059	5.769	5.516	4.907
103-28	6.858	6.817	6.772	6.670	6.617	6.565	6.022	5.724	5.463	4.837
104- 0	6.844	6.802	6.755	6.651	6.597	6.543	5.985	5.678	5.410	4.767
104- 4	6.831	6.787	6.739	6.632	6.576	6.521	5.948	5.633	5.358	4.697
104- 8	6.817	6.772	6.723	6.613	6.555	6.499	5.911	5.588	5.305	4.627
104-12	6.803	6.757	6.706	6.594	6.535	6.477	5.874	5.542	5.253	4.557
AVG LIFE	13.94	12.24	10.80	8.59	7.76	7.09	3.76	2.99	2.54	1.86
DURATION	8.57	7.92	7.30	6.23	5.78	5.40	3.21	2.62	2.26	1.70
FIRST PAY	11/13	6/12	3/11	6/09	11/08	5/08	9/05	2/05	9/04	2/04
LAST PAY	3/19	4/17	8/15	12/12	11/11	12/10	8/06	9/05	2/05	5/04

CMO Desk

Yields Given Prices Report CMSI02-6G1AR4 30 year 6.5's

User ID: lliu5 Deals Directory: /home/lliu5/intexdeals Date: 04/19/2002 16:19:31

Bond: A12 Balance: 2,750,000 Coupon: 6.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2002
Settlement Date: 5/31/2002 WHOLE 30 year WAC: 7.03 WAM: 358.00

Months 480	PSA 150	PSA 175	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 800	PSA 1000	PSA 1600
97-20	6.533	6.548	6.565	6.605	6.628	6.651	6.892	7.025	7.146	7.432
97-24	6.520	6.534	6.550	6.587	6.608	6.630	6.856	6.980	7.093	7.361
97-28	6.506	6.520	6.535	6.570	6.589	6.609	6.820	6.935	7.040	7.289
98- 0	6.493	6.506	6.520	6.552	6.570	6.588	6.783	6.890	6.987	7.217
98- 4	6.480	6.492	6.505	6.534	6.551	6.568	6.747	6.845	6.934	7.146
98- 8	6.467	6.478	6.489	6.516	6.532	6.547	6.710	6.800	6.881	7.075
98-12	6.454	6.464	6.474	6.499	6.512	6.527	6.674	6.755	6.829	7.004
98-16	6.441	6.450	6.459	6.481	6.493	6.506	6.638	6.711	6.776	6.933
98-20	6.429	6.436	6.444	6.464	6.474	6.485	6.602	6.666	6.724	6.862
98-24	6.416	6.422	6.429	6.446	6.455	6.465	6.566	6.621	6.672	6.791
98-28	6.403	6.408	6.414	6.428	6.436	6.445	6.530	6.577	6.619	6.720
99- 0	6.390	6.394	6.399	6.411	6.417	6.424	6.494	6.532	6.567	6.650
99- 4	6.377	6.381	6.384	6.393	6.398	6.404	6.458	6.488	6.515	6.579
99- 8	6.364	6.367	6.369	6.376	6.380	6.383	6.422	6.444	6.463	6.509
99-12	6.351	6.353	6.355	6.358	6.361	6.363	6.386	6.399	6.411	6.439
99-16	6.339	6.339	6.340	6.341	6.342	6.343	6.351	6.355	6.359	6.369
99-20	6.326	6.325	6.325	6.324	6.323	6.322	6.315	6.311	6.307	6.299
99-24	6.313	6.312	6.310	6.306	6.304	6.302	6.279	6.267	6.256	6.229
99-28	6.300	6.298	6.295	6.289	6.286	6.282	6.244	6.223	6.204	6.159
100- 0	6.288	6.284	6.281	6.272	6.267	6.262	6.208	6.179	6.153	6.090
100- 4	6.275	6.271	6.266	6.254	6.248	6.242	6.173	6.135	6.101	6.020
100- 8	6.262	6.257	6.251	6.237	6.229	6.221	6.138	6.092	6.050	5.951
100-12	6.250	6.243	6.236	6.220	6.211	6.201	6.102	6.048	5.999	5.881
AVG LIFE	15.93	14.09	12.50	9.95	8.93	8.08	4.09	3.22	2.70	1.95
DURATION	9.77	9.07	8.40	7.18	6.63	6.15	3.50	2.83	2.41	1.76
FIRST PAY	8/16	11/14	5/13	2/11	4/10	7/09	3/06	6/05	12/04	4/04
LAST PAY	4/20	4/18	8/16	10/13	8/12	8/11	10/06	10/05	3/05	6/04

00008

CMO Desk

Yields Given Prices Report CMSI02-6G1AR4 30 year 6.5's

User ID: lliu5 Deals Directory: /home/lliu5/intexdeals Date: 04/19/2002 16:19:11

Bond: A15 Balance: 900,000 Coupon: 7.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2002
Settlement Date: 5/31/2002 WHOLE 30 year WAC: 7.03 WAM: 358.00

Months 480	PSA 150	PSA 175	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 800	PSA 1000	PSA 1600
101-20	7.151	7.139	7.126	7.095	7.077	7.057	6.801	6.665	6.539	6.232
101-24	7.139	7.127	7.113	7.080	7.061	7.039	6.768	6.624	6.491	6.166
101-28	7.127	7.114	7.099	7.065	7.044	7.021	6.736	6.584	6.443	6.101
102- 0	7.115	7.101	7.086	7.049	7.028	7.004	6.703	6.544	6.396	6.036
102- 4	7.103	7.089	7.072	7.034	7.012	6.986	6.671	6.504	6.349	5.971
102- 8	7.091	7.076	7.059	7.019	6.995	6.969	6.639	6.464	6.301	5.906
102-12	7.079	7.063	7.046	7.004	6.979	6.951	6.607	6.424	6.254	5.841
102-16	7.067	7.051	7.032	6.988	6.963	6.934	6.575	6.384	6.207	5.777
102-20	7.055	7.038	7.019	6.973	6.947	6.917	6.542	6.344	6.160	5.712
102-24	7.043	7.025	7.005	6.958	6.930	6.899	6.510	6.304	6.113	5.647
102-28	7.031	7.013	6.992	6.943	6.914	6.882	6.478	6.265	6.066	5.583
103- 0	7.019	7.000	6.979	6.928	6.898	6.865	6.446	6.225	6.019	5.519
103- 4	7.007	6.988	6.966	6.913	6.882	6.847	6.415	6.185	5.972	5.455
103- 8	6.995	6.975	6.952	6.898	6.866	6.830	6.383	6.146	5.926	5.390
103-12	6.983	6.963	6.939	6.883	6.850	6.813	6.351	6.106	5.879	5.326
103-16	6.972	6.950	6.926	6.868	6.834	6.796	6.319	6.067	5.832	5.263
103-20	6.960	6.938	6.913	6.853	6.818	6.779	6.287	6.027	5.786	5.199
103-24	6.948	6.925	6.899	6.838	6.802	6.761	6.256	5.988	5.739	5.135
103-28	6.936	6.913	6.886	6.823	6.786	6.744	6.224	5.949	5.693	5.071
104- 0	6.925	6.901	6.873	6.808	6.770	6.727	6.193	5.910	5.647	5.008
104- 4	6.913	6.888	6.860	6.793	6.754	6.710	6.161	5.870	5.600	4.945
104- 8	6.901	6.876	6.847	6.778	6.738	6.693	6.130	5.831	5.554	4.881
104-12	6.890	6.864	6.834	6.764	6.722	6.676	6.098	5.792	5.508	4.818
AVG LIFE	19.12	17.16	15.39	12.44	11.20	10.08	4.55	3.54	2.93	2.07
DURATION	10.16	9.63	9.08	8.00	7.48	6.98	3.78	3.04	2.58	1.88
FIRST PAY	3/19	4/17	8/15	12/12	11/11	12/10	8/06	9/05	2/05	5/04
LAST PAY	4/24	4/22	6/20	3/17	10/15	7/14	4/07	3/06	7/05	7/04

CMO Desk

Yields Given Prices Report CMSI02-6G1AR4 30 year 6.5's

User ID: lliu5 Deals Directory: /home/lliu5/intexdeals Date: 04/19/2002 16:19:21

Bond: A11 Balance: 2,750,000 Coupon: 6.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2002
Settlement Date: 5/31/2002 WHOLE 30 year WAC: 7.03 WAM: 358.00

Months 480	PSA 150	PSA 175	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 800	PSA 1000	PSA 1600
97-20	6.562	6.583	6.607	6.658	6.683	6.708	6.962	7.102	7.221	7.516
97-24	6.547	6.567	6.589	6.637	6.660	6.684	6.921	7.052	7.164	7.438
97-28	6.532	6.550	6.571	6.616	6.638	6.659	6.880	7.002	7.106	7.361
98- 0	6.517	6.534	6.553	6.594	6.615	6.635	6.839	6.952	7.048	7.284
98- 4	6.502	6.518	6.535	6.573	6.592	6.610	6.798	6.902	6.990	7.208
98- 8	6.487	6.502	6.518	6.552	6.569	6.586	6.758	6.852	6.933	7.131
98-12	6.472	6.485	6.500	6.531	6.546	6.562	6.717	6.802	6.875	7.055
98-16	6.457	6.469	6.482	6.510	6.524	6.537	6.676	6.753	6.818	6.978
98-20	6.442	6.453	6.464	6.489	6.501	6.513	6.636	6.703	6.760	6.902
98-24	6.428	6.437	6.447	6.468	6.479	6.489	6.595	6.654	6.703	6.826
98-28	6.413	6.421	6.429	6.447	6.456	6.465	6.555	6.604	6.646	6.750
99- 0	6.398	6.405	6.411	6.426	6.433	6.441	6.514	6.555	6.589	6.674
99- 4	6.384	6.388	6.394	6.405	6.411	6.417	6.474	6.505	6.532	6.598
99- 8	6.369	6.372	6.376	6.384	6.389	6.393	6.433	6.456	6.475	6.522
99-12	6.354	6.356	6.359	6.364	6.366	6.369	6.393	6.407	6.418	6.447
99-16	6.340	6.340	6.341	6.343	6.344	6.345	6.353	6.358	6.362	6.372
99-20	6.325	6.324	6.324	6.322	6.321	6.321	6.313	6.309	6.305	6.296
99-24	6.310	6.308	6.306	6.301	6.299	6.297	6.273	6.260	6.249	6.221
99-28	6.296	6.293	6.289	6.281	6.277	6.273	6.233	6.211	6.192	6.146
100- 0	6.281	6.277	6.271	6.260	6.255	6.249	6.193	6.162	6.136	6.071
100- 4	6.267	6.261	6.254	6.239	6.232	6.225	6.153	6.113	6.080	5.997
100- 8	6.252	6.245	6.237	6.219	6.210	6.201	6.113	6.065	6.024	5.922
100-12	6.238	6.229	6.219	6.198	6.188	6.178	6.074	6.016	5.967	5.847
AVG LIFE	12.80	11.19	9.85	7.85	7.13	6.55	3.58	2.87	2.45	1.81
DURATION	8.54	7.80	7.13	6.01	5.58	5.21	3.11	2.54	2.20	1.66
FIRST PAY	11/13	6/12	3/11	6/09	11/08	5/08	9/05	2/05	9/04	2/04
LAST PAY	8/16	11/14	5/13	2/11	4/10	7/09	3/06	6/05	12/04	4/04

CMO Desk **Yields Given Prices Report CMSI02-6G1AR4 30 year 6.5's**

User ID: lliu5 Deals Directory: /home/lliu5/intexdeals Date: 04/19/2002 16:19:40

Bond: A13 Balance: 2,000,000 Coupon: 6.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2002
Settlement Date: 5/31/2002 WHOLE 30 year WAC: 7.03 WAM: 358.00

Months 480	PSA 150	PSA 175	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 800	PSA 1000	PSA 1600
97-20	6.510	6.521	6.532	6.560	6.576	6.595	6.833	6.959	7.076	7.361
97-24	6.499	6.508	6.519	6.545	6.560	6.577	6.801	6.918	7.028	7.294
97-28	6.487	6.496	6.506	6.530	6.544	6.560	6.768	6.877	6.979	7.227
98- 0	6.476	6.484	6.493	6.516	6.529	6.543	6.736	6.837	6.931	7.160
98- 4	6.464	6.472	6.480	6.501	6.513	6.526	6.703	6.796	6.883	7.093
98- 8	6.452	6.459	6.467	6.486	6.497	6.509	6.671	6.755	6.835	7.027
98-12	6.441	6.447	6.454	6.471	6.481	6.492	6.638	6.715	6.787	6.960
98-16	6.429	6.435	6.441	6.456	6.465	6.475	6.606	6.674	6.739	6.894
98-20	6.418	6.423	6.428	6.442	6.450	6.458	6.574	6.634	6.691	6.828
98-24	6.406	6.411	6.416	6.427	6.434	6.442	6.541	6.594	6.643	6.761
98-28	6.395	6.399	6.403	6.412	6.418	6.425	6.509	6.553	6.595	6.695
99- 0	6.383	6.386	6.390	6.398	6.403	6.408	6.477	6.513	6.547	6.629
99- 4	6.372	6.374	6.377	6.383	6.387	6.391	6.445	6.473	6.499	6.563
99- 8	6.361	6.362	6.364	6.369	6.371	6.374	6.413	6.433	6.452	6.498
99-12	6.349	6.350	6.351	6.354	6.356	6.357	6.381	6.393	6.404	6.432
99-16	6.338	6.338	6.339	6.340	6.340	6.341	6.349	6.353	6.357	6.366
99-20	6.327	6.326	6.326	6.325	6.325	6.324	6.317	6.313	6.310	6.301
99-24	6.315	6.314	6.313	6.311	6.309	6.307	6.285	6.273	6.262	6.236
99-28	6.304	6.302	6.301	6.296	6.294	6.291	6.253	6.233	6.215	6.170
100- 0	6.293	6.290	6.288	6.282	6.278	6.274	6.221	6.194	6.168	6.105
100- 4	6.281	6.279	6.275	6.267	6.263	6.257	6.190	6.154	6.121	6.040
100- 8	6.270	6.267	6.263	6.253	6.247	6.241	6.158	6.115	6.074	5.975
100-12	6.259	6.255	6.250	6.239	6.232	6.224	6.126	6.075	6.027	5.910
AVG LIFE	19.74	17.77	15.97	12.94	11.67	10.51	4.64	3.60	2.98	2.10
DURATION	10.99	10.39	9.79	8.60	8.02	7.47	3.91	3.13	2.63	1.91
FIRST PAY	4/20	4/18	8/16	10/13	8/12	8/11	10/06	10/05	3/05	6/04
LAST PAY	4/24	4/22	6/20	3/17	10/15	7/14	4/07	3/06	7/05	7/04